EXHIBIT  C:
POTENTIAL  MATERIAL  LITIGATION
(As of December 18, 2013)

1. Tribune Company Bankruptcy Proceeding

      Nationwide S&P 500 Index Fund, a series of Nationwide Mutual Funds, and
NVIT S&P 500 Index Fund, a series of Nationwide Variable Insurance Trust
(together, the "Funds"), were named as defendants in two lawsuits that are consolidated in a multi-district litigation pending in the United States
District Court for the Southern District of New York (the "Court"), captioned
In re Tribune Company Fraudulent Conveyance Litigation, No. 11-MD-2296-RJS
(the "MDL").  The MDL arises from the 2007 leveraged buyout of The Tribune
Company ("Tribune") (the "LBO") and Tribune's subsequent bankruptcy and reorganization.  In connection with the LBO, thousands of Tribune shareholders, including the Funds, sold Tribune shares back to Tribune.

      The MDL includes a series of lawsuits brought by individual creditors of
Tribune (the "Individual Creditor Actions"), and a lawsuit by a court-appointed trustee on behalf of the committee of unsecured creditors committee of Tribune
(the "Committee Action").  These lawsuits seek to unwind the LBO stock repurchases as fraudulent transfers and recover the stock repurchase proceeds paid to the Tribune shareholders who participated in the LBO.  The Funds were named as defendants in the Committee Action and one of the Individual Creditor
Actions; Nationwide Mutual Funds ("NMF") and Nationwide Fund Advisors ("NFA")
were previously named as defendants in the Committee Action, but NMF and NFA have since been dismissed from the lawsuit.  According to the most-recent amended complaint filed in the Committee Action, the Nationwide S&P 500 Index
Fund is alleged to have received $1,329,720 in exchange for the shares that the
Nationwide S&P 500 Index Fund tendered in the LBO, and the NVIT S&P 500 Index
Fund is alleged to have received $1,150,508 in the LBO.  Plaintiffs seek to unwind the LBO transactions and recover the amounts received by the Funds.

      The Court entertained a first round of motions to dismiss in the
Individual Creditor Actions (the "Phase One Motions").  Following briefing and argument on the Phase One Motions, the Court entered an order dismissing the
Individual Creditor Actions in their entirety on the grounds that the individual creditor plaintiffs lack standing to pursue their claims.  The
Court's dismissal order is on appeal to the Second Circuit.

      The Court recently issued a new case management plan for the MDL, pursuant to which the MDL will proceed with a second round of motions to dismiss (the "Phase Two Motions").  The Phase Two Motions will address the
Committee Action.  The parties are in the process of coordinating to establish a protocol and proposed briefing schedule for the Phase Two Motions.  The Court likely will issue a briefing schedule for the Phase Two Motions in early 2014.
It is unclear whether the Funds will participate in the Phase Two Motions.
After the Court disposes of the Phase Two Motions, discovery likely will proceed as to any remaining claims; however, this anticipated discovery likely will not commence for many months.  Given the number of unknowns at this early stage of the litigation, it is not possible to predict the likely outcome of the MDL.

2. Lehman Brothers Insolvency Proceeding

      The Nationwide Bond Index Fund ("NBIF"), a series of Nationwide Mutual
Funds, has received a demand from the trustee in the Lehman Brothers insolvency proceeding (the "LBI Trustee") to return $272,279.48 (which is 76% of the full amount that NBIF received).  We understand that, as part of the Lehman bankruptcy proceedings, BlackRock Financial Management ("BlackRock") on behalf of BlackRock's managed funds, including NBIF, entered into an agreement with
Lehman Brothers, Inc. ("LBI").  The agreement with LBI provided that BlackRock would net all of the positions that BlackRock's managed funds held with LBI and then either pay over the balance still due to LBI or, if payment was due to BlackRock, BlackRock would file a claim on behalf of BlackRock's managed funds.  NBIF was entitled to a payment from LBI (NBIF was in a net positive position).  BlackRock paid NBIF using a portion of the funds that BlackRock collected from BlackRock's managed funds that owed LBI money (funds that were net negative with LBI).  The LBI Trustee now is seeking to have NBIF return the funds that NBIF received because the LBI Trustee believes that this payment was an improper setoff.  BlackRock is representing NBIF in the negotiations with the LBI Trustee.  As of December 8, 2011, the LBI Trustee's demand was 76% of the amount received ($272,279.48).

      BlackRock subsequently executed a settlement agreement with the LBI
Trustee on May 29, 2012.  The material terms of the settlement agreement provided that participating clients of BlackRock, including NBIF, would return to the Trustee approximately 76% of the monies that these BlackRock clients received under the netting and/or assignment agreements (the "Agreements"). In return, these participating clients would receive a release from LBI from any liability associated with the Agreements and an unsecured claim against LBI in the amount that would be returned to the Trustee.

      NBIF participated in the LBI-BlackRock settlement, and, on July 6, 2012, wired BlackRock payment in the amount of $272,512.61 (the "Required Amount")
from NBIF's portfolio to an escrow account that has been established by
BlackRock (the "Escrow Account").  The settlement was approved by the United
States Bankruptcy Court for the Southern District of New York (the "Bankruptcy
Court") on September 15, 2012.  Thus, NBIF has an unsecured claim against LBI as a result of the settlement in the amount of $272,512.61 and a release from liability in connection with the TBA transactions that were resolved pursuant to the settlement agreement.